UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(a) and Amendments thereto Filed

Pursuant to Rule 13d-2(a)

(Amendment No. 6)*

WORLDPORT COMMUNICATIONS, INC.

(Name of issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

98155 J 10 5

(CUSIP number)

COPY TO:

R. G. Barrett

J O Hambro Capital Management Limited

Ryder Court

14 Ryder Street

London SW1Y 6QB, England

011-44-207-747-5640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 2 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons J O Hambro Capital Management Limited No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,367,869 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,367,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,367,869

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 24.0%

14.	Type of Reporting Person IA, CO

*	See instructions before filling out!

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 3 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons J O Hambro Capital Management Group Limited No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,367,869 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,367,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,367,869

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 24.0%

14.	Type of Reporting Person HC, CO

*	See instructions before filling out!

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 4 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons American Opportunity Trust plc No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,924,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,924,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,924,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 4.90%

14.	Type of Reporting Person IV, CO

*	See instructions before filling out!

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 5 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons Christopher Harwood Bernard Mills No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,367,869 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,367,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,367,869

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 24.0%

14.	Type of Reporting Person IN

*	See instructions before filling out!

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 6 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons The Trident North Atlantic Fund No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,087,500 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,087,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 2.8%

14.	Type of Reporting Person IV, CO

*	See instructions before filling out!

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 7 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons The Trident European Fund No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,051,500 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,051,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,051,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 2.7%

14.	Type of Reporting Person IV, CO

*	See instructions before filling out!

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 8 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons Oryx International Growth Fund Limited No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Guernsey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 625,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 625,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 1.6%

14.	Type of Reporting Person IV, CO

*	See instructions before filling out!

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 9 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons Consulta (Channel Islands) Limited No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Guernsey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 625,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 625,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 1.6%

14.	Type of Reporting Person IA, CO

*	See instructions before filling out!

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 10 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons North Atlantic Smaller Companies Investment Trust plc No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,743,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,743,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 4.5%

14.	Type of Reporting Person CO

*	See instructions before filling out!

SCHEDULE 13D

CUSIP No. 98155 J 10 5	Page 11 of 16

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons Growth Financial Services Limited No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,743,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,743,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 4.5%

14.	Type of Reporting Person CO

*	See instructions before filling out!

AMENDMENT NO. 6 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 6 to Statement on Schedule 13D (the “Amendment”) is filed on behalf of the Filing Parties (defined below). This Amendment amends the Amendment No. 5 on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the “SEC”) on December 24, 2002 pursuant to a joint filing agreement dated as of October 20, 2000. The Filing Parties first filed with the SEC a statement on Schedule 13G with respect to the common stock, par value $0.0001 per share of Worldport Communications, Inc. on May 26, 2000. The initial statement was subsequently amended on June 13, 2000, August 24, 2000, October 20, 2000, June 14, 2001, February 14, 2002, April 12, 2002, May 14, 2002, June 14, 2002, September 20, 2002, October 23, 2002 and December 24, 2002.

Item 1.    Security Issuer.

The class of equity securities to which this Amendment relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Worldport Communications, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 975 Weiland Road, Suite 150, Buffalo Grove, Illinois 60089.

Item 3.    Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.    Purpose of Transaction.

On December 23, 2002 J O Hambro Capital Management entered into a Joint Venture and Securityholders Agreement (the “Securityholders Agreement”) with The Heico Companies, L.L.C. (“Heico”) pursuant to which Heico and J O Hambro Capital Management formed W.C.I. Acquisition Corp., a Delaware corporation (“WCI”), a copy of which was filed as an exhibit to Amendment No. 5 to this Statement on Schedule 13D. On April 15, 2003 J O Hambro Capital Management and Heico entered into a Stockholders Agreement (the “Stockholders Agreement”) to provide for certain rights and obligations in respect of voting and ownership of shares of the Company’s Common Stock. Simultaneously with the execution of the Stockholders Agreement, the Securityholders Agreement was terminated, except for the provisions related to the payment of expenses between J O Hambro Capital Management and the Heico Interests as set forth in Article VI of the Securityholders Agreement. See item 6 for additional information.

The Company’s tender offer for its outstanding shares of Common Stock expired at 5:00 pm on April 11, 2003. Neither J O Hambro Capital Management nor Heico tendered their respective shares of Common Stock pursuant to the Company’s tender offer.

For additional information regarding Heico and the Heico Interests please see its Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole or Shared Power to Dispose	Approximate Percentage*
J O Hambro Group	9,367,869	0	9,367,869	9,367,869	24.0%
J O Hambro Capital Management	9,367,869	0	9,367,869	9,367,869	24.0%
Christopher H.B. Mills	9,367,869	0	9,367,869	9,367,869	24.0%
American Opportunity Trust	1,924,000	0	1,924,000	1,924,000	4.9%
GFS	1,743,000	0	1,743,000	1,743,000	4.5%
NASCIT	1,743,000	0	1,743,000	1,743,000	4.5%
Oryx	625,000	0	625,000	625,000	1.6%
Consulta	625,000	0	625,000	625,000	1.6%
Trident North Atlantic	1,087,500	0	1,087,500	1,087,500	2.8%
Trident European	1,051,500	0	1,051,500	1,051,000	2.7%

*	Based on 39,087,252 shares of Common Stock, par value $0.0001 per share, outstanding as of March 25, 2003, which is based on information reported in the Company’s 10K, for the period ended December 31, 2002.

(c) In the time since Amendment No. 5 on Schedule 13D was filed by the Filing Parties on December 24, 2002, the Filing Parties effected no transactions in the Common Stock.

(d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common

Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Harwood Bernard Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Michael E. Heisley is the President and Manager of Heico and a director of the Company. Heico and J O Hambro Capital Management entered into the Stockholders Agreement. Heico together with Stanley H. Meadows (“Meadows”) are collectively the Heico Interests (as defined in the Stockholders Agreement). Meadows is Assistant Secretary of Heico and a director of the Company. As provided in the Stockholders Agreement, the Heico Interests own or have the right to acquire an aggregate of 8,521,278 shares of Common Stock and J O Hambro Capital Management owns beneficially and of record 9,367,869 shares of Common Stock.

Pursuant to the Stockholders Agreement, the Heico Interests and J O Hambro Capital Management have agreed to provide for certain rights and obligations in respect of the voting and ownership of the shares of Common Stock they own. Among other things, the Stockholders Agreement provides that while the Stockholders Agreement is in effect each party agrees to: (a) vote their respective shares of Common Stock to appoint two representatives to the Company’s Board designated by Heico and two designated by J O Hambro Capital Management; (b) not to vote their respective shares of Common Stock for the actions set forth in Section 1.2 of the Stockholders Agreement without the prior written approval of at least a majority of the Heico Directors and the J O Hambro Capital Management Directors (as such terms are defined in the Stockholders Agreement); and (c) be bound by the sale of Common Stock provisions as set forth in Article II of the Stockholders Agreement which includes a co-sale right, a mandatory drag-along right and an optional exit sale right. In addition under the terms of the Stockholders Agreement, the Heico Interests and J O Hambro Capital Management have agreed to a standstill provision which, among other things, provides that while the Stockholders Agreement is in effect each party agrees not to: (a) make, or in any way participate in, any “solicitation” of “proxies” (as such term is defined in Rule 14a-1 of the Exchange Act) relating to any securities of the Company to or with any Third Party (as defined in the Stockholders Agreement); (b) deposit any shares of Common Stock in any voting agreement or arrangement that includes as a party any Third Party; (c) form, join or in any way participate in a group (as contemplated by Exchange Act Rule 13d-5(b)) with respect to any securities of the Company; (d) make any announcement subject to Exchange Act Rule 14a-1(1)(2)(iv) to any Third Party; (e) initiate or propose any “stockholder proposal” subject to Exchange Act Rule 14a-8; (f) make any offer or proposal to acquire any securities or assets of the Company or any of its Subsidiaries (as defined in the Stockholders Agreement) or solicit or propose to effect or negotiate any form of business combination, restructuring, recapitalization or other extraordinary transaction involving, or any change in control of, the Company, its Subsidiaries or any of its securities or assets; (g) seek the removal of any directors or a change in the composition or size of the board of directors of the Company; (h) in any way participate in a call for any special meeting of the stockholders of the

Company; or (i) assist, advise or encourage any person with respect to, or seek to do, any of the foregoing. For additional information, see item 4 above.

Item 7.    Material to be Filed as Exhibits.

That certain Stockholders Agreement dated April 15, 2003, by and between The Heico Companies, L.L.C. and J O Hambro Capital Management Limited is attached as Exhibit A hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2003

J O HAMBRO CAPITAL MANAGEMENT LIMITED

By: /s/ R. G. Barrett

Name: R. G. Barrett

Title: Director

Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement, as previously filed.